May 19, 2010 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3010 Washington, DC 20549-6010 Attn: Cicely Lamothe, Accounting Branch Chief

Re:	Accretive Health, Inc. Amendment No. 4 to Registration Statement on Form S-l Filed April 26, 2010 Amendment No. 5 to Registration Statement on Form S-l Filed May 4, 2010 File No. 333-162186
Dear Ladies and Gentlemen:
On behalf of Accretive Health, Inc. (the “Company”), we have set forth below the response of the Company to the questions of the staff (the “Staff”) communicated by teleconference on the date hereof by Cicely Lamothe, Accounting Branch Chief of the U.S. Securities and Exchange Commission (the “SEC”), to representatives of the Company, regarding the Company’s Registration Statement on Form S-1 (File No. 333-162186) (the “Registration Statement”) originally filed by the Company with the SEC on September 29, 2009.
The below information is based on information provided to us by representatives of the Company.
On February 3, 2010, the Company’s Board of Directors approved a number of employee option grants. The exercise price of such grants was not determinable at the time of the Board action and was not available at the time when the award terms and conditions were communicated to the option grantees, because the grants were approved with exercise prices that would be equal to the higher of (a) $14.71 (the then-determined fair value of the Company’s common stock) and (b) the price at which the Company’s shares of common stock would be sold in the Company’s initial public offering if the offering occurred on or before May 15, 2010.
Because a significant provision of the these option awards was not determinable until May 16, 2010, the grant date and measurement date for accounting purposes was May 16, 2010. The Company believes that the guidance in ASC paragraphs 718-10-55-82 and -83 applies. The recipients of such awards (employees) did not benefit from subsequent changes in the price of the employer’s equity shares until the price was determined on May 16, 2010 and, therefore, there was not the required mutual understanding of all relevant award conditions.
In response to the Staff’s questions, the Company notes that the first sentence of paragraph 718-10-55-112 reads as follows:

U.S. Securities and Exchange Commission
May 19, 2010

“If the service inception date precedes the grant date, recognition of compensation cost for periods before the grant date shall be based on the fair value of the award at the reporting dates that occur before the grant date.”
In determining if the service inception date preceded the grant date, the Company considered the guidance in paragraph 718-10-55-108, which distinguishes between the service inception date and the grant date. The Company notes that the service inception date is usually the grant date, but it can occur prior to the grant date if each of three criteria are met:
“a.	An award is authorized. (Compensation cost would not be recognized before receiving all necessary approvals unless approval is essentially a formality [or perfunctory].)

b.	Service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached.

c.	Either of the following conditions applies:
1.	The award’s terms do not include a substantive future requisite service condition that exists at the grant date (see paragraph 718-10-55-113) for an example illustrating that condition).

2.	The award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in the forfeiture of the award (see paragraph 718-10-55-114 for an example illustrating that condition).”
While criteria (a) and (b) were met, the Company notes that neither of the conditions in criteria (c) were met because (1) the award terms did include substantive future requisite service conditions — in this case the award’s vest annually over a 4 year period— and (2) the awards did not contain a market or performance condition.
As such, the Company believes that the service date is the same as the grant date and renders the guidance in 78-10-55-112 inapplicable.
Based on the foregoing, the Company believes it was appropriate not to recognize any share-based compensation expense during the first quarter of 2010 with respect to such awards.
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U.S. Securities and Exchange Commission
May 19, 2010

Please do not hesitate to contact the undersigned (617-526-6421) or David A. Westenberg (617-526-6626) with any questions regarding this response letter.
Very truly yours,
/s/ Jason L. Kropp
Jason L. Kropp

cc:	Jerard Gibson, Attorney-Advisor, U.S. Securities and Exchange Commission Yolanda Crittendon, Staff Accountant, U.S. Securities and Exchange Commission